SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13G

**This Form filed as an amendment to 13G filed on 10/10/01
Under Item 4 Shares Outstanding should read 6,879,148

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. )*

Gradco Systems, Inc

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

609524103

(CUSIP Number)

September 25, 2001

(Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            /  /        Rule 13d-1(b)

            /X /        Rule 13d-1(c)

            /  /        Rule 13d-1(d)



            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                        The information  required in the remainder of this cover
            page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).







        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          Larry Callahan

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /  /
                                                                        (b) / /

        3          SEC USE ONLY


        4          CITIZENSHIP OR PLACE OR ORGANIZATION

                         UNITED STATES

    NUMBER OF          5     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                     378,700 shares
 OWNED BY EACH
    REPORTING
  PERSON WITH

                       6     SHARED VOTING POWER

                                   0 shares

                       7     SOLE DISPOSITIVE POWER

                                   378,700 shares

                       8     SHARED DISPOSITIVE POWER

                                   0 shares

        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                         378,700 shares

       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                   CERTAIN SHARES(1)                                         / /

       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.5%

       12          TYPE OF REPORTING PERSON

                         IN


                 Item 1.

            (a)    Name of Issuer:         Gradco Systems, Inc.
            (b)    Address of Issuer's Principal Executive Offices:
                                           39 Parker
                                           Irvine, CA 92618

            Item 2.

            (a)    Name of Person Filing:  Larry Callahan
            (b)    Address of Principal Business Office, or if none, Residence:
                                           c/o Huntleigh Securities
                                           8000 Maryland Avenue
                                           Saint Louis, Missouri 63105
            (c)    Citizenship: United States
            (d)    Title of Class of Securities: Common Stock

            (e)    CUSIP Number: 609524103

            Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or
                    13d-2(b) or (c), check whether the person filing is a:

                    /x/   Not Applicable

            (a)     / /   Broker or dealer  registered  under  Section 15 of the
                          Exchange Act.

            (b)     / /   Bank as  defined in  section  3(a)(6) of the  Exchange
                          Act.

            (c)     / /   Insurance  company as defined in section  3(a)(19)  of
                          the Exchange Act.

            (d)     / /   Investment  company  registered under section 8 of the
                          Investment Company Act.

            (e)     / /   An  investment   adviser  in   accordance   with  Rule
                          13d-1(b)(1)(ii)(E);

            (f)     / /   An  employee   benefit  plan  or  endowment   fund  in
                          accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)     / /   A  parent   holding   company  or  control  person  in
                          accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)    / /    A savings  association  as defined in Section  3(b) of
                          the Federal Deposit Insurance Act;

            (i)    / /    A church plan that is excluded from the  definition of
                          an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)    / /    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            Item 4.   Ownership

            (a)       Amount Beneficially Owned: 378,700 shares.
            (b)       Percent of Class: 5.5%*.
            (c)       Number of shares as to which such person has:
			(i) sole  power  to  vote or  direct  the  vote:
       			    378,700 shares.
                       (ii) shared power to vote or direct the vote: 0 shares.
                      (iii) sole power to dispose or direct the disposition of:
                            378,700 shares.
                      (iv) shared power to dispose or direct the disposition of: 0 shares.

            * Based on 6,879,148 shares of Common Stock outstanding as of June 30, 2001.


            Item 5. Ownership of Five Percent or Less of a Class.

                                If this  statement  is being filed to report the
                    fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Item 6. Ownership  of More than Five  Percent  on Behalf of  Another
                    Person.

                    Not Applicable.

            Item 7. Identification  and  Classification  of the Subsidiary Which
                    Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable.

            Item 8. Identification and Classification of Members of the Group.

                    Not Applicable.

            Item 9. Notice of Dissolution of Group.

                    Not Applicable.






            Item 10. Certification.

                                    By signing below I certify that, to the best
                        of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           [The remainder of this page was intentionally left blank.]






                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 9, 2001

                                        By: /s/ Larry Callahan
                                            ----------------------
                                            Larry Callahan